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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FOR OFFICIAL USE ONLY
MAR 01 2013

Washington DC
405

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cl
3/8/13

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2014

Signature

Vice President, Corporate Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAA FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2012

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Financial Advisors, Inc.:

We have audited the accompanying financial statements of USAA Financial Advisors, Inc.(the Company), which are comprised of the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAA Financial Advisors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2013

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2012

(Dollars in thousands, except share data)

Assets		
Cash equivalents	$	9,017
Receivable from related parties		17,270
Prepaid assets		4,891
Total assets	$	31,178
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to related party	$	22,177
Total liabilities		22,177
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	31,178

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2012

(Dollars in thousands)

Revenues	
Origination and servicing fees	$ 124,324
Administrative servicing fees	6,989
Dividend income	3
Total revenues	131,316
Expenses	
Compensation and benefits	94,123
Data processing and communications	11,931
Administrative services	8,232
Licenses and fees	6,745
Occupancy and equipment	6,009
Other	4,267
Total expenses	131,307
Income before income taxes	9
Income tax expense	9
Net income	$ -

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

(Dollars in thousands)

	Total stockholder's equity	Common stock	Additional paid-in capital
Balances at January 1, 2012	$ 9,001	$ 1	$ 9,000
Balances at December 31, 2012	$ 9,001	$ 1	$ 9,000

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2012

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid assets	324
Increase in receivable from related parties	(9,572)
Increase in payable to related party	9,251
Net cash provided by operating activities	3
Cash and cash equivalents at beginning of year	9,014
Cash and cash equivalents at end of year	$ 9,017

<u>Supplemental disclosure:</u>	
Income taxes paid to parent	$ 127

See accompanying notes to financial statements.

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Financial Advisors, Inc. (FAI), (also referred to as "we," "our," or "us," unless otherwise denoted) is a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly owned subsidiary of United Services Automobile Association (USAA).

We are registered as a securities broker-dealer under the Securities Exchange Act of 1934 and we are a member of the Financial Industry Regulatory Authority (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which USAA members can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that best fit member's financial needs. Individuals eligible for membership in USAA are, primarily, active duty, retired, or honorably discharged United States military personnel and their families.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(c) Fair value

Fair value of financial assets and financial liabilities is based on the framework established in GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available. Where quoted prices are available in an active market, securities are classified in level 1 of the valuation hierarchy.

Cash equivalents consist of a money market mutual fund. As quoted prices are available in an active market, the fund is classified in Level 1 of the valuation hierarchy. Prepaid assets represent prepaid FINRA fees. For prepaid assets and all other assets and liabilities, carrying value approximates fair value.

(Dollars in thousands)

(d) Revenue recognition

As more fully described in note 2(b) below, we provide services to USAA Investment Management Company (IMCO), a related party and registered broker-dealer under the Securities Exchange Act of 1934, which represent payments for our operation as a broker-dealer (including those costs allocated from FPS). We also provide services to USAA Asset Management Company (AMCO), an affiliate and a registered investment advisor and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), which represent payments for servicing of the mutual fund accounts and products. Revenue for these services is earned over the period in which these services are performed.

Furthermore, as described in note 2(c) on page 7, we also provide services to IMCO which cover activities such as performing account opening and administration and taking client securities orders for clearance and settlement. Again, these activities are recognized as revenue over the period in which the services are performed.

(2) Transactions with related parties

(a) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2012, we held an investment in the USAA Money Market Fund of $9,017, recorded at fair value. Dividends totaled $3 in 2012.

(b) Intercompany agreement

We have entered into an expense allocation agreement with FPS for the purposes of allocating and reporting certain operating expenses of FAI. Actual expense amounts charged to FAI by FPS are calculated based on predetermined and contractually established rates that are based upon estimated sales volumes (product volume or balances) and expenses (referred to as transfer pricing). Amount owed to FPS for these services is included in payable to related party and is settled monthly. During 2012, we recognized expenses of $124,324 for the services provided by FPS and such expenses are included in the Statement of Operations line item the services pertained to. Broker-dealer volume and balance metrics were below those expected during the transfer pricing process and related expenses were higher. Had the charges from FPS been based upon an allocation of costs, rather than a transfer pricing model, we would have incurred additional expense of $21,615. Had these expenses been allocated, FAI would have also received additional income of $21,615 from IMCO, AMCO, and SAS.

FAI and IMCO have entered into an intercompany agreement with FPS, covering services rendered by FPS on behalf of FAI. This agreement represents a recovery of the costs incurred in our operation as a broker-dealer (including those costs allocated from FPS). Amount owed to us from IMCO for these services is included in receivable from related parties and amount is settled monthly. During 2012, we earned $106,379 for services provided to IMCO.

(Dollars in thousands)

FAI, AMCO, and SAS have entered into an intercompany agreement covering services rendered by FPS on behalf of FAI. This agreement represents a recovery of the costs incurred in our servicing of the mutual fund accounts and products. Amounts owed to us from AMCO and SAS for these services are included in receivable from related parties and amounts are settled monthly. During 2012, we earned $15,074 and $2,871 for services provided to AMCO and SAS, respectively.

(c) Clearing agreement

FAI and IMCO have entered into a fully disclosed clearing agreement covering activities such as performing account opening and administration and taking client securities orders for clearance and settlement through an introducing and clearing arrangement with IMCO. Under the terms of the agreement, IMCO clears and carries, on a fully disclosed basis, customer accounts introduced to them by us. We earned fees of $6,989 from IMCO in 2012 under this agreement and we incurred expenses of approximately $6,989 related to activities underlying this agreement which are included in various expense categories on the Statement of Operations.

(d) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $20,000 from USAA Capital Corporation (CAPCO). Borrowings under CAPCO's intercompany funding agreement are made for general corporate purposes. There were no borrowings during 2012. Commitment fees associated with this intercompany funding agreement totaled $5 for 2012, which are included in other expenses on the Statement of Operations.

(3) Income Taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

We file separate company state tax returns or are included in USAA consolidated unitary state returns, where applicable. State income tax is primarily attributable to income earned or apportioned in the respective state jurisdictions and is reflected in the statement of operations.

In prior years, income tax expense for FAI differed from the expected amount obtained by applying federal and state statutory tax rates to income before taxes due to the Texas Margin Tax. This tax is based on gross revenues less certain deductions, not on net income before taxes. During the year ended December 31, 2012, the tax allocation agreement was applied under an alternative allowable approach to eliminate all of FAI's Texas Margin Tax liability.

Aggregate cash received for income taxes during the year ended December 31, 2012 was $127.

(Dollars in thousands)

(4) Net capital

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Effective October 12, 2012, we elected to compute net capital using the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2012, our net capital was $1,370, which was $1,120 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2012.

(5) Commitments and contingencies

FAI is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

(6) Subsequent Events

Events occurring after December 31, 2012 have been evaluated for possible adjustment to the financial statements or disclosure.

Supplemental Information

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission

As of December 31, 2012

(Dollars in thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	9,001
Deductions and/or charges:		
Non-allowable assets:		
Prepaid assets		4,891
Receivable from related parties (excludes a receivable from a registered broker-dealer affiliate of $14,710)		2,560
		7,451
Net capital before haircuts on securities positions		1,550
Haircuts on securities:		
Cash equivalents		180
Net capital	$	1,370
Computation of alternative net capital requirement:		
Minimum net capital required	$	250
Excess net capital	$	1,120

No material differences exist between the above computation and the computation included in our corresponding amended unaudited FOCUS Part IIA filing as of December 31, 2012. The filing was submitted on January 29, 2013 with an explanation of changes between the originally filed FOCUS Part IIA and the amended version.

See accompanying independent auditor's report.

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

We are exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule, as an introducing broker or dealer that carries no customer accounts and does not otherwise hold funds or securities of customers. Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

See accompanying independent auditor's report.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
USAA Financial Advisors, Inc.

In planning and performing our audit of the financial statements of USAA Financial Advisors, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066197 FINRA DEC
USAA FINANCIAL ADVISORS INC 18*18
ATTN COMPLIANCE
9800 FREDERICKSBURG RD
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown / 210-498-4924

2. A. General Assessment (item 2e from page 2) $ 328,284

B. Less payment made with SIPC-6 filed (exclude interest) (161,764)
July 20, 2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 166,520

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 166,520

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 166,520

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

Christine J. Warren
(Authorized Signature)

VP, Secretary
(Title)

Dated the 25 day of February , 2013 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 131,315,913
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	2,451
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,451
2d. SIPC Net Operating Revenues	$ 131,313,462
2e. General Assessment @ .0025	$ 328,284 (to page 1, line 2.A.)

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
100 West Houston Steet
Suite 1800
San Antonio, Texas 78205-1403

Tel: 210 228 9696
Fax: 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of USAA Financial Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of USAA Financial Advisors, Inc. (FAI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FAI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. FAI's management is responsible for FAI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the supporting schedules to the monthly FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the monthly FOCUS reports for the year ended December 31, 2012 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2013